Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0262 F: +1 202.220.8412 ericsimanek@eversheds-sutherland.us

February 2, 2024

VIA EDGAR

Jessica Livingston

David Lin

Division of Corporation Finance

Securities and Exchange Commission (“Commission”)

100 F. Street N.E.

Washington, D.C. 20549

Re:	ETF Managers Group Commodity Trust I

Post-Effective Amendment No. 1 to Registration Statement on Form S-1

File No. 333-263425

Dear Ms. Livingston and Mr. Lin:

This letter sets forth responses to the written comments received in a letter dated January 18, 2024, pertaining to the above referenced Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment”) submitted by ETF Managers Group Commodity Trust I (the “Registrant”) and the Breakwave Dry Bulk Shipping ETF (the “Fund”) on January 5, 2024. Unless otherwise noted, capitalized terms have the same meanings as used in the Registration Statement.

Set forth below is the comment and the Registrant’s response thereto.

Post-Effective Amendment No. 1 to Registration Statement on Form S-1

General

1.	Comment: Please revise your disclosures throughout the filing to clarify whether the replacement of the Sponsor has taken place yet and the date that the Sponsor replacement has been, or will be, effectuated. In this regard, please revise to address the following points:

●	We note that you have included bracketed dates indicating the date on which the Sponsor replacement occurred. See the prospectus cover page and page 1 of the prospectus summary. To the extent that the Sponsor replacement has been effectuated, please revise to complete the bracketed dates.

February 2, 2024

●	Alternatively, to the extent that the Sponsor replacement has not occurred yet, please clarify the date on which you expect the replacement will occur, including whether the replacement will occur prior to the effectiveness of this post-effective amendment. In this regard, on one hand, we note that: (i) on the facing page you include ETF Managers Capital LLC (“ETFMC”) as an agent for service and the address of ETFMC as the address of your principal executive office, (ii) the signature page identifies ETFMC as the Sponsor, and (iii) on December 28, 2023 you filed a Rule 424(b)(3) prospectus disclosing that “[i]t is expected that the Sponsor Replacement will occur during the first quarter of 2024, subject to certain conditions, including, but not limited to, a post-effective amendment to the Fund’s registration statement being declared effective by the SEC.” On the other hand, we note that your disclosure throughout the filing refers to ETFMC as the “Former Sponsor.”

Please revise to clarify or reconcile your disclosures, as appropriate.

Response: The Registrant notes that the Sponsor replacement has not occurred yet. The Registrant and the Sponsor do not know yet when the replacement will occur; the replacement cannot occur until after the NFA mandated disclosure document (the “Disclosure Document”) of Amplify Investments LLC (“Amplify”) has been accepted by the NFA. Therefore, because ETFMC has not been replaced as the Trust’s sponsor and the Trust’s name has not changed yet, it is appropriate for the facing page to include ETFMC as an agent for service and the address of ETFMC as the address of the Trust’s principal executive office, and for the signature page to identify ETFMC as the Sponsor and for the officers of ETFMC to sign the registration statement. The Sponsor replacement will occur upon the effectiveness of the Amendment, so the December 28, 2023 supplement is correct in its statement that the Amendment will become effective prior to the Sponsor replacement; therefore, when the prospectus contained in the Amendment is used, the reference to ETFMC as the Former Sponsor will be correct. The Registrant and the Sponsor believe that it is appropriate to give the Commission staff an opportunity to review the revised disclosure before it is used and, for that reason, have filed the Amendment. Therefore, it is appropriate to refer to ETFMC as the Former Sponsor in the document before the name of the Trust changes and while ETFMC is still the Sponsor.

The Registrant expects that the Sponsor replacement will occur concurrently with the Amendment being declared effective. Therefore, the Sponsor is filing herewith another post-effective with the open items completed to the extent possible. The date of the Sponsor replacement is not known and many of the exhibits are being filed as “forms of” because the effective date is not known. Similarly, the name of the Trust is still ETF Managers Group Commodity Trust I and the officers of ETFMC are still the appropriate signatories of the registration statement. The Registrant anticipates filing a subsequent post-effective amendment on the date that the Sponsor replacement is to occur. This amendment will have all of the outstanding information completed, including the date of the Sponsor replacement, and the final versions of the exhibits included. The Registrant respectfully requests that this subsequent amendment be declared effective on the date to be identified in the document for when the Sponsor replacement is to occur. The Sponsor anticipates that the officers of ETFMC will continue to execute the amendments until the final amendment is declared effective, at which point Amplify will become the Sponsor of the Trust. Amplify will then execute the Second Amended and Restated Declaration of Trust, which will be filed as an exhibit to a Form 8-K.

February 2, 2024

2.	Comment: Please revise throughout your filing to ensure that you correctly reference the name of the Trust of which the Fund is a series. In this regard, the facing page of this registration statement identifies the Trust as “ETF Managers Group Commodity Trust I,” while the prospectus cover page identifies the Trust as “Amplify Commodity Trust.” Please revise to clarify or reconcile your disclosure, as appropriate.

Response: Please see the above response to Comment 1. The name of the Trust has not changed yet to Amplify Commodity Trust; however, the name will change when the Amendment becomes effective, so it is appropriate for the prospectus to refer to Amplify Commodity Trust. The Registrant and the Sponsor believe it is appropriate for the Commission staff to review and comment on the new disclosure before Amplify becomes the sponsor of the Trust.

3.	Comment: We note that on December 28, 2023, you filed a Form 8-K disclosing that ETF Managers Capital LLC, as the sponsor of the Trust, entered into an agreement to resign as sponsor to the Trust and transfer its role as the sponsor to Amplify Investments LLC. In an appropriate section, please revise to discuss the material terms of this agreement and file it as an exhibit to the registration statement.

Response: The Amendment has been revised, accordingly, and the referenced agreement has been filed as an exhibit to the registration statement.

4.	Comment: Please complete and update all information that is currently in brackets or missing in the filing, including exhibits.

Response: Please see the above response to Comment 1. The information currently in brackets has been updated to the extent possible. Accordingly, the effective date of the Sponsor replacement has not been included, as the date that the Disclosure Document will be accepted by the NFA and the date that the Amendment will be declared effective are not known. Similarly, because the effective date for many of the agreements to be filed as exhibits is not known yet, “forms of” many of the exhibits are being field herewith.

Prospectus Summary, page 1

5.	Comment: Please revise the prospectus summary to disclose, consistent with the second risk factor on page 16, that the Sponsor has no experience operating a commodity pool or trading other commodity accounts, and, as a result, the operation and performance of the Fund may be adversely affected by this lack of experience.

Response: The Registrant has revised the prospectus summary as requested.

Best regards,

/s/ Eric Simanek
Eric Simanek
202-220-8412
ericsimanek@eversheds-sutherland.us